SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

MANAGEMENT PROPOSAL

TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON JUNE 27, 2017

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) hereby submits this management proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem, which will be held on June 27, 2017 (“Meeting”), in compliance with the provision set forth in the Brazilian Securities Exchange Commission (“CVM”) Ruling 481, of December 17, 2009, as amended (“CVM Ruling 481”).

In line with our commitment of continuously seeking the best Corporate Governance practices, we invite you to participate in the Extraordinary General Meeting, which will take place on June 27, 2017, at 10:00 a.m., at our principal place of business, located at Rua Eteno, nº 1.561, Camaçari/BA, in which the following matter will be discussed:

1.         Replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017.

In view of the foregoing and considering the Company's interest, the Management presents the following information with regard to the matter included in the agenda for the mentioned Meeting:

The Company’s Management proposes to resolve on the replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017.

Exhibit I to this Proposal includes the list and information about the candidates recommended by the controlling shareholder, as set forth in Article 10 of CVM Ruling 481/09.

Shareholders’ Representation

3.         The participation of the Shareholder in the Meeting may be done in person or by proxy duly established, and detailed guidelines regarding the documentation required for the establishment of an attorney-in-fact are set forth in the Proposal and in the Call Notice for the Meeting disclosed on this date. Additional information of the participation in the Meeting are described below:

            (a) In person or by proxy: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The Company’s shareholder or legal representative thereof shall attend the Meeting bearing proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

Finally, all legal and regulatory exhibits are detailed in this Proposal.

The Management

***

EXHIBIT	PAGE

EXHIBIT I – Replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Ruling 481.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT I

MANAGEMENT PROPOSAL

TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON JUNE 27, 2017

Replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017..

12.5 / 12.6 – Composition and professional experience of Management and Fiscal Board

The current composition of the Board of Directors was elected at the Ordinary General Meeting held on April 6, 2016, for a term of two (2) years, which shall end at the Ordinary General Meeting of the Company that resolves on the financial statements for the financial year to be closed on December 31, 2017. The controlling shareholder is indicating the replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Ruling 481.

CANDIDATES - REPLACEMENT OF FOUR SITTING AND ONE ALTERNATE MEMBER OF THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company	Percentage of participation in the meetings (%)

MARCELO MOSES DE OLIVEIRA LYRIO	April 25, 1963	Member of the Board of Directors only	06/27/2017	To exercise the remaining term of office in course (until the 2018 Ordinary General Meeting)	n/a
746.597.157-87	Economist	Independent Board of Directors (Full Member)	06/27/2017	Yes	n/a
He does not exercise other positions or duties in the Company	n/a

PEDRO OLIVA MARCILIO DE SOUSA	March 1, 1973	Member of the Board of Directors only	06/27/2017	To exercise the remaining term of office in course (until the 2018 Ordinary General Meeting)	n/a
726.224.745-04	Attorney	Independent Board of Directors (Full Member)	06/27/2017	Yes	n/a
He does not exercise other positions or duties in the Company	n/a
GESNER JOSÉ DE OLIVEIRA FILHO	May 17, 1956	Member of the Board of Directors only	06/27/2017	To exercise the remaining term of office in course (until the 2018 Ordinary General Meeting)	n/a
013.784.028-47	Economist	Independent Board of Directors (Full Member)	06/27/2017	Yes	n/a
He does not exercise other positions or duties in the Company	n/a
CARLA GOUVEIA BARRETTO	November 22, 1967	Member of the Board of Directors only	06/27/2017	To exercise the remaining term of office in course (until the 2018 Ordinary General Meeting)	n/a
617.162.195-15	Business Manager	Board of Directors (Full Member)	06/27/2017	Yes	n/a
Member of the Committee of People and Organization of the Company, as full member.	n/a
SERGIO FRANÇA LEÃO	September 13, 1951	Member of the Board of Directors only	06/27/2017	To exercise the remaining term of office in course (until the 2018 Ordinary General Meeting)	n/a
161.521.316-34	Civil Engineer	Board of Directors (Alternate)	06/27/2017	Yes	n/a
He does not exercise other positions or duties in the Company	n/a

B BOARD OF DIRECTORS
Professional experience / Declaration of possible convictions / Independence Criteria

MARCELO MOSES DE OLIVEIRA LYRIO - 746.597.157- 87

Mr. Lyrio is the founding partner of Príncipio Assessoria Empresarial. During 12 years, from 2004 to 2016, he was a businessman, partner and co-founder of Signatura Lazard and Managing Director ( MD ) of Lazard in Brazil. During such period, he worked as assistant for large Brazilian and foreign corporate groups in their local and international investments. Before then, he worked for 14 years, from 1990 to 2004, for ING Bank and ING Barings in several areas of the institution, and the last three years, as its President in Brazil. Mr. Lyrio is graduated in Economic Sciences from Pontifícia Universidade Católica - PUC of Rio de Janeiro. Mr. Lyrio does not occupy an administration position in any third sector organization. The appointed member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The appointed member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99.

PEDRO OLIVA MARCILIO DE SOUSA - 726.224.745-04

Mr. Sousa is an Executive Officer at Br Partners Group, and from 2012 to 2016 he acted as a Resources Management Office at GR Partners Gestão de Recursos Ltda. In 2011, he acted as a M&A Officer. From 2009 to 2010, he acted as M&A officer at Banco Standard de Investimentos S.A. As of 2013, he has been acting as a member of the Audit Committee at Companhia Brasileira de Distribuição and BM&F Bovespa S.A – Bolsa De Valores, Mercadorias e Futuros. Between 2013 and 2014, he was a member of the fiscal board of Hypermarcas S.A. Mr. Sousa has a Bachelor’s degree in Law from Faculdade de Direito da Universidade Federal of the state of Bahia. Mr. Souza does not occupy an administration position in any third sector organization. The appointed member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The appointed member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99.

GESNER JOSÉ DE OLIVEIRA FILHO - 013.784.028-47

Mr. Oliveira Filho is currently a Member of the Self-regulation Council of FEBRABAN, Member of the Board of Directors of USIMINAS, Member of the Policy Advisory Board of UBER, Member of the Advisory Board of CIEE, Member of the Advisory Board of ECONSERVATION, Partner of GO Associados Consultoria Empresarial, Professor of the Planning Department and Economic Analysis Applied to Administration – EAESP / FGV, Coordinator of the Economics Group of Infrastructure & Environmental Solutions of FGV. Between 2006 and 2010, he was the President of Sabesp – Sanitation Company of the State of São Paulo. He has also acted as Consultant in a project for the World Bank, for institutional analysis of a sanitation company in Dhaka, Bangladesh, 2012. Mr. Oliveira Filho is graduated in Economics from School of Economics and Administration of Universidade de São Paulo – FEA/USP, with a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas (UNICAMP) and Phd in Economics from Califórnia University, Berkeley. Mr. Oliveira Filho does not occupy an administration position in any third sector organization. The appointed member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The appointed member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99.

CARLA GOUVEIA BARRETTO - 617.162.195-15

Mrs. Barretto is currently an alternate member of the Board of Directors of Braskem, indicated by Odebrecht S.A.. A professional with 20 years’ experience in the areas of Controllership, Planning and Human Resources, and more recently, in the business department. She began her career in the outside audit team of PriceWaterhouseCoopers, in Salvador, in 1990. She started at the Odebrecht Organization in 1994, as responsible for Planning and Human Resources, at Construtora Norberto Odebrecht as a Controller and at Braskem as Controllership Manager of the Polyolefin Unit, all of which within the same economic group. From 2012 to 2015, she was a Business Officer, in charge of the investments in private properties of Odebrecht Properties, also a member of the same economic group as the Company. Since then, she returned to Holding Odebrecht S.A., as Planning and People Officer, also within the same economic group of the Company. Mrs. Barretto graduated in Business Administration from Universidade Salvador (UniFacs) in 1989, with merit award, and she completed her MBA in Business Administration at Fundação Dom Cabral, in Belo Horizonte, in 2006. Mrs. Barretto does not occupy an administration position in any third sector organization. The appointed member declares that she is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. The appointed member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99.

SERGIO FRANÇA LEÃO – 161.521.316 – 34

Mr. França Leão started, in 2003, to coordinate the support to the sustainability programs at Odebrecht S.A. Since 1992, he coordinates the environmental programs at Odebrecht. He was the responsible, until 2013, for coordinating the support to the SSTMA programs at Construtora Norberto Odebrecht. He was a professor at UFMG (University of Minas Gerais), from 1981 to 1992, in the Sanitary and Environmental Engineering department, and Coordinator of the Master course in the same area. He is a consultant in several environmental control projects in the industry through the Christiano Ottoni Foundation belonging to UFMG. He was president of the State Environmental Foundation of Minas Gerais and member of the State Environmental Politics and the National Environmental Councils from 1989 to 1991. Mr. França Leão has a degree in Civil Engineering with a major in sanitary engineering from UFMG, and a master’s degree and PhD in sanitary and environmental engineering from University of California, in Berkeley - 1981. Mr. França Leão does not occupy an administration position in any third sector organization. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

12.7/12.8 – Composition of the statutory committees and of the audit, financial and compensation committees

Considering that the non-statutory committees comply with the same election system as the Board of Directors and that, at the Extraordinary General Meeting to be held on June 27, 2017, there shall be a replacement of members for the Board of Directors for the remaining term of office in course, thus there shall be the equivalent replacement of members for the Company's current committees.

 12.9 - Existence of marital relationship, stable union or kinship up to the second degree between:

(a) Company managers

Not applicable to those appointed to hold the positions of members of the Company's Board of Directors.

(b) (i) Company managers; and (ii) managers of its directly or indirectly controlled companies.

Not applicable to those appointed to hold the positions of members of the Company's Board of Directors.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company

Not applicable to those appointed to hold the positions of members of the Company's Board of Directors.

(b) (i) Company managers; and (ii) managers of its directly or indirectly controlled companies.

Not applicable to those appointed to hold the positions of members of the Company's Board of Directors.

12.10 Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2016

Identification	CPF (Individual Taxpayers’ Register) /CNPJ (National Register of Legal Entities)	Type of relationship of the Manager with the related person	Type of related person
CARLA GOUVEIA BARRETTO Sitting member of the Company’s Board of Directors	617.162.195-15	Subordination	Indirect Controlling company
Related Person
ODEBRECHT S.A. Mrs. Barretto is the Planning and People Officer at Odebrecht S.A.	05.144.757/0001-72	Subordination	Indirect Controlling company
SERGIO FRANÇA LEÃO Alternate member of the Company’s Board of Directors	161.521.316 - 34	Subordination	Indirect Controlling company
Related Person
ODEBRECHT S.A. Mr. Leao is responsible for coordinating support for sustainability programs at Odebrecht S.A.	05.144.757/0001-72	Subordination	Indirect Controlling company

2015

Identification	CPF (Individual Taxpayers’ Register) /CNPJ (National Register of Legal Entities)	Type of relationship of the Manager with the related person	Type of related person
SERGIO FRANÇA LEÃO Alternate member of the Company’s Board of Directors	161.521.316 - 34	Subordination	Indirect Controlling company
Related Person
ODEBRECHT S.A. Mr. Leao is responsible for coordinating support for sustainability programs at Odebrecht S.A.	05.144.757/0001-72	Subordination	Indirect Controlling company

2014

Identification	CPF (Individual Taxpayers’ Register) /CNPJ (National Register of Legal Entities)	Type of relationship of the Manager with the related person	Type of related person
SERGIO FRANÇA LEÃO Alternate member of the Company’s Board of Directors	161.521.316 - 34	Subordination	Indirect Controlling company
Related Person
ODEBRECHT S.A. Mr. Leao is responsible for coordinating support for sustainability programs at Odebrecht S.A.	05.144.757/0001-72	Subordination	Indirect Controlling company

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.